Exhibit No. 99.2
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
SATMEX TO HOST CONFERENCE CALL TO PROVIDE UPDATE AND DISCUSS Q2 2009 RESULTS
Mexico, D.F. September 21, 2009 — Satmex announced plans to hold a conference call on September 24, 2009 beginning at 2:00 PM EST.
CEO Patricio Northland and CFO Luis Stein will provide a business update and discuss Q2 2009 results.
The dialing instructions for the call are:
US Toll-Free: 1-800-734-8592
International: 1-212-231-2908
The call will be recorded and the replay will be available from 4:30 PM EST on September 24, 2009 to 4:30 PM EST on October 1, 2009. The replay information will be:
US toll-free: 1-800-633-8284
International: 1-402-977-9140
Reservation Number: 21438403
Satmex is the leading satellite service provider in Latin America. Our fleet offers hemispheric and regional coverage throughout the Americas. We own and operate three satellites for full-time and occasional services in both C and Ku-Bands:
•	Solidaridad 2

•	Satmex 5

•	Satmex 6
Thousands of users in the American continent, regardless of region or culture, benefit from our services in applications such as broadband, voice and data transmission, and video broadcasting, among others.
With over 30 years of experience and landing rights in 46 countries and territories, we offer creative business technology solutions to improve the profitability of out customers. Our priority is empowering our customers’ business by providing a service of excellence for every need, all the time, anywhere in the Americas.
Contact information: Luis Fernando Stein Velasco +52 55 2629 5808